Whole Living, Inc.



March 17,  2006

Via EDGAR
---------
Jill S. Davis, Branch Chief
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
Washington, D.C. 20549-0405

       RE:  Whole Living, Inc.
            Forms 10-KSB for fiscal year ended December 31, 2004
            Filed April 1, 2005
            File No. 0-26973

Dear Ms. Davis,

Whole Living, Inc. (the "Company") is requesting an extension for our response to your comment letter dated December 27, 2005. The Company initially requested an extension until March 17, 2006, but has determined that it will require additional time to finalize the amended financial statements for the year ended December 31, 2004. Accordingly, the Company requests an extension for its response until March 31, 2006.

Thank you for your consideration of this request and please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this request for an extension.


Sincerely,

/s/ Ronald Williams

Ronald Williams
President